

July 13, 2012

Via E-mail
Mr. Greg Pendura
Chief Financial Officer
Global Green Matrix Corp.
943 Canso Drive
Gabriola, British Columbia, Canada V0R 1X2

> **Re:** **Global Green Matrix Corp.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed May 31, 2012**
> **File No. 0-51180**

Dear Mr. Pendura:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. General Instruction B to the Form 6-K states that an issuer shall furnish whatever information such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders. You have provided your financial statements for the three months ended March 31, 2012 on your website. Please tell us what consideration you gave to furnishing these financial statements in a Form 6-K.

<u>Item 17. Financial Statements, page 26</u>

<u>General</u>

2. With regard to Form 20-F requirements, compliance with Item 18 rather than Item 17 is required for all issuer financial statements in all annual reports on Form 20-F. Please amend your Form 20-F to comply with Item 18 of the Form 20-F.

<u>Report of Independent Registered Public Accounting Firm, page 27</u>

3. The audit opinion refers to International Financial Reporting Standards rather than International Financial Reporting Standards as issued by the International Accounting Standards Board. Also your disclosures on page 32 state that you are using accounting policies consistent with International Financial Reporting Standards. Please amend your Form 20-F to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board as well as to revise your disclosure on page 32 to explicitly assert unreserved compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Alternatively, please amend your Form 20-F to include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief